Exhibit (a)(5)(vii)

E-mail Communication to Employees of Actuate Corporation dated January 2, 2015

Actuate employees,

Below are some questions and answers regarding the pending OpenText tender offer:

1.	What will happen to my stock options?

At the closing of the merger (which will occur as promptly as practicable after the consummation of the tender offer), all Actuate options, whether vested or unvested, will be cashed out at the spread between $6.60 and the strike price of the option, and you do not need to exercise such options in order to receive this payment (less any required tax withholding) for them. Options with a strike price equal to or higher than $6.60 will be cancelled.

2.	What will happen to my RSUs?

At the closing of the merger, all Actuate RSUs will become converted into the right to receive $6.60 in cash per RSU. This cash will be paid out on the same vesting and settlement schedules as originally applied to your RSUs, except that on the one-year anniversary of the closing of the merger, all such cash payments will vest and you will receive $6.60 per converted RSU that would have still been unvested on the one-year anniversary, which will be paid pursuant to the original settlement schedule that applied to such converted RSU (less any required tax withholding). During this one year period, you will continue to have the “double trigger” acceleration protection that currently applies to your RSUs.

3.	What will happen to the Actuate shares that I hold through the Actuate ESPP?

Actuate shares that you currently hold will be treated as described in Question #4 below, regardless of whether you acquired them through the Actuate ESPP or any other method.

Until the earlier of (1) the end of the current ESPP offering period (which expires on January 31, 2015) and (2) the closing of the merger, payroll deductions will be made in accordance with your elections as they were in effect on December 5, 2014 (and you may not change your payroll deductions from the rate in effect on December 5, 2014, other than to discontinue your participation in the ESPP in accordance with the terms of the ESPP).

If the tender offer is consummated, the current ESPP offering period will be terminated early (effective prior to the expiration time of the tender offer) and your accumulated contributions to date will be used to purchase Actuate shares. You do not have to take any action with respect to such shares; rather, they will be converted at the closing of the merger into the right to receive $6.60 per share, net to the seller in cash, without interest and less any required tax withholding. If there are any accumulated contributions that were not used to purchase Actuate shares, then they will be refunded to you as promptly as practicable following the closing of the merger.

4.	Aside from my stock options, RSUs and shares that would be acquired at the end of the current ESPP offering period, what will happen to my Actuate shares?

The tender offer from OpenText (which is being made through its affiliate, Asteroid Acquisition Corporation) is for all Actuate shares for $6.60 per share, net to the seller in cash, without interest and less any required tax withholding. All stockholders who properly tender their shares into the tender offer before the expiration time (9:00 A.M., New York City time, on January 16, 2015, unless the tender offer is extended or earlier terminated) will receive payment for their shares as soon as practicable following consummation of the tender offer.

If you are a stockholder and hold your shares through a broker (such as E*Trade), you will receive information (including by e-mail) from your broker regarding how to tender your shares. Please follow the instructions from your broker, which may require logging into your brokerage account with a “control number” and giving an affirmative instruction to your broker to tender your shares into the tender offer. If you have questions, we would recommend contacting your broker first; however, if you do not know your broker’s number or they cannot answer your questions, you may also contact D.F. King & Co., Inc., the Information Agent for the tender offer, with any questions. They can be reached at (877) 864-5059 or actuate@dfking.com. With respect to Actuate shares that you hold in an E*Trade account, the same procedure applies whether the shares were acquired through the Actuate ESPP or through any other method.

If you are a stockholder and do not hold your shares through a broker, you will receive printed materials with instructions on how to tender your shares. If you have not yet received those materials or have any questions, please contact D.F. King & Co., Inc., the Information Agent for the tender offer. They can be reached at (877) 864-5059 or actuate@dfking.com.

If you do not tender your shares and thereafter the tender offer is consummated, all Actuate shares will be converted in the merger into the right to receive the same amount of cash per share as if you had tendered your shares ($6.60 in cash, without interest and less any required withholding taxes). However, to ensure that you receive your payment as soon as practicable, we would encourage you to follow the requisite instructions and tender your shares prior to January 16, 2015.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements. Any statements contained herein that do not describe historical facts, including but not limited to, statements regarding the timing and closing of the tender offer and the merger, the ability of Actuate Corporation (“Actuate”) to complete the transaction, the operations of Actuate’s business during the pendency of the transaction and the expectations for the business in the event the merger is completed, are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements. Such risks and uncertainties include, among others: the risk that Actuate stockholders will not tender shares in the tender offer; the possibility that competing offers may be made; the possibility that various closing conditions may not be satisfied or waived; or that a material adverse effect occurs with respect to Actuate; and those additional factors discussed in Actuate’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”). Actuate cautions investors not to place considerable reliance on the forward-looking statements contained in this document. These forward-looking statements speak only as of the date of this document, and Actuate undertakes no obligation to update or revise any of these statements.

IMPORTANT INFORMATION FOR INVESTORS AND SECURITY HOLDERS

This document is neither an offer to purchase nor a solicitation of an offer to sell securities. Open Text Corporation (“OpenText”) and its wholly-owned subsidiary, Asteroid Acquisition Corporation (“Purchaser”), have filed with the SEC a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Actuate has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Stockholders are urged to read the Tender Offer Statement (including the offer to purchase, the letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9, as they contain important information about the tender offer. Those materials and all other documents filed by Actuate, OpenText or Purchaser with the SEC are available at no charge on the SEC’s web site at www.sec.gov. The Tender Offer Statement on Schedule TO and related materials may be obtained for free by directing requests to ir@actuate.com. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents may be obtained for free by directing such requests to ir@actuate.com.